May 19, 2015

JEFFREY R. VETTER	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR.

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Ivan Griswold, Attorney-Advisor
Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

Re:	Fitbit, Inc.
Registration Statement on Form S-1
File No. 333-203941

Ladies and Gentlemen:

On behalf of Fitbit, Inc. (the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-203941) (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The Company advises the Staff that on May 18, 2015, representatives of Morgan Stanley & Co. LLC, Deutsche Bank Securities Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the lead underwriters of the Company’s proposed initial public offering (the “Offering”), advised the Company that, based on then-current market conditions, they

CONFIDENTIAL TREATMENT REQUESTED BY FITBIT, INC.

FITBIT-01

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 19, 2015

anticipated that the underwriters would recommend to the Company a preliminary estimated price range of between $[***] and $[***] per share for the Offering (the “Preliminary Price Range”). The Preliminary Price Range does not reflect any proposed stock split that may be implemented in connection with the Offering. The Company also notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus, but the parameters of that final price range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business and market developments affecting the Company. The spread within the bona fide offering price range will be no more than 20%, assuming the maximum price is greater than $10.00 per share.

Prior to May 18, 2015, the Company had not held specific discussions with the underwriters regarding the possible price range for the Offering. The Preliminary Price Range reflects the estimated public offering price range of the shares to be sold in the public markets, which shares will be freely tradable and will not be subject to a lock-up or market stand-off agreement, in contrast with substantially all of the Company’s outstanding capital stock. Thus, the Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful Offering with no weighting attributed to any other outcome for the Company’s business, such as a sale transaction or remaining a privately-held company.

We supplementally advise the Staff that, as described on page 80 of the Registration Statement, the Company’s Board of Directors (the “Board”) has considered numerous objective and subjective factors in determining the fair value of the Company’s common stock for purposes of granting stock options and restricted stock units (“RSUs”), including independent third-party valuations and the status of the Company’s progress towards the Offering. With respect to stock options, the Board granted the stock options with an exercise price equal to its determination of the fair market value of the Company’s common stock on the date of grant, which was based in part on independent third-party valuations.

In determining the fair value of its common stock for financial reporting purposes for the grants made in December 2014 and February 2015, the Company applied a straight-line calculation using the valuations as of October 31, 2014, December 31, 2014 and March 15, 2015. The Company believes that its use of a straight-line calculation provided the most appropriate result for the valuation of its common stock on the interim grant dates between the date of the valuations because the Company did not identify any single event or series of events that occurred during the periods that would have caused a material change in fair value.

[***] Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY FITBIT, INC. FITBIT-02

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 19, 2015

From December 2014 through May 2015, the Company granted the following equity awards:

Date of Grant	Number of Shares Subject to Stock Options Granted	Number of Shares Subject to RSUs Granted	Exercise Price per Share for Stock Options Granted	Common Stock Fair Value per Share for Financial Reporting Purposes
December 11, 2014	904,600	—	$6.78	$9.66
February 16, 2015	1,353,750	—	$11.06	$16.01
February 27, 2015	1,123,300	—	$11.06	$17.17
March 23, 2015	75,001	194,423	$18.85	$18.85
April 16, 2015	1,471,063	—	$18.85	N/A	*
May 15, 2015	369,999	141,436	$23.37	N/A	*

*	The Company has not yet determined the fair value to be used for financial reporting purposes for the April and May 2015 grants. The Company will make this determination in connection with the preparation of its financial statements for the three and six months ending June 30, 2015.

As of the date of this letter, the Company has not granted any other equity awards since the stock options and RSUs granted in May 2015 and does not intend to make any equity awards until following the completion of this Offering.

December 2014 Grants

The Board granted stock options on December 11, 2014. The December 2014 stock options were granted by the Board with an exercise price of $6.78 per share, and a fair value for financial reporting purposes of $9.66 per share. The exercise price was determined based in part on a third-party valuation report that the Company received in mid-November 2014, which concluded that, as of October 31, 2014, the fair market value of the Company’s common stock was $6.78 per share. In determining the fair value of the Company’s common stock, the valuation report used the income approach and the market approach valuation methods and allocated the equity value to each class of equity securities outstanding using the option pricing method (the “OPM”), which is based on a Black-Scholes option pricing model. The income approach employed was a discounted cash flow analysis, while the market approaches involved the performance of both a guideline public company analysis and a guideline transaction analysis, which analyses were based on a peer group of companies in the fitness equipment, fitness monitoring devices, and healthcare monitoring devices markets that develop and sell similar products to the Company or have substantially similar exposure to the customers and end-user markets of the Company. The valuation used an equal weighting of the value indications provided by the discounted cash flow analysis and the guideline public company analysis based on a peer group of companies listed in Appendix A hereto. The valuation did not place any weight on the guideline transaction analysis due to the limited transaction data and the lack of close comparability of the target companies. The valuation reflected a significant increase in management’s forecasted operating results since the previously performed valuation. This increase was driven by continued sales momentum, including sales of the Fitbit Charge, which the Company began selling in October 2014. Moreover, the valuation took into account the high risks associated with the growth forecasted for 2015 and the Company’s dependence upon significant future new product introductions, the Fitbit Surge, Fitbit Charge, and the Fitbit Charge HR products, as well as an expected increase in competition in the connected health and

CONFIDENTIAL TREATMENT REQUESTED BY FITBIT, INC.

FITBIT-03

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 19, 2015

fitness market with new wearable products being released or announced by other companies. In addition, the Company had not yet engaged underwriters in connection with the Offering. The valuation also reflected a non-marketability discount of 20%, determined by performing both option-based analyses and a restricted stock study comparative analysis, which the Company believed to be appropriate given that it had not commenced the initial public offering process.

For financial reporting purposes for the stock options granted in December 2014, the Company applied a straight-line calculation between the fair value of $6.78 per share determined in the valuation as of October 31, 2014 and the fair value of $11.06 per share determined in the valuation as of December 31, 2014 to determine the fair value of the Company’s common stock for financial reporting purposes on the grant date. Based on this calculation, the Company assessed the fair value of its common stock for financial reporting purposes to be $9.66 per share for stock options granted in December 2014.

February 2015 Grants

The Board granted stock options on February 16, 2015 and February 27, 2015. The February 2015 stock options were granted by the Board with an exercise price of $11.06 per share, and a fair value for financial reporting purposes of $16.01 and $17.17 per share for the stock options granted on February 16, 2015 and February 27, 2015, respectively. The exercise price was determined based in part on a third-party valuation report that the Company received in early February 2015, which concluded that, as of December 31, 2014, the fair market value of the Company’s common stock was $11.06 per share. In determining the fair value of the Company’s common stock, the valuation report used the income approach and the market approach valuation methods and allocated the equity value to each class of equity securities outstanding using the OPM. The income approach employed was a discounted cash flow analysis, while the market approaches involved the performance of both a guideline public company analysis and a guideline transaction analysis. The valuation continued to use an equal weighting of the value indications provided by the discounted cash flow analysis and the guideline public company analysis based on a peer group of companies listed in Appendix A hereto. The valuation did not place any weight on the guideline transaction analysis due to the limited transaction data and the lack of close comparability of the target companies. The valuation reflected management’s continued belief of strong growth in the Company’s operating results based in part on increases in revenue associated with sales of new products introduced in the fourth quarter of 2014. Actual sales of these new products exceeded management’s expectations and contributed to actual revenue for the last two months of 2014 that was 46% higher than the forecast assumed in the October 31, 2014 valuation report. Moreover, the valuation took into account the high risks associated with the growth forecasted for 2015 and the Company’s dependence upon significantly increasing production volume for the products introduced in the fourth quarter of 2014, as well as an expected increase in competition in the connected health and fitness market. The valuation also reflected that the Company had commenced formal discussions with underwriters in December 2014 with the intention of pursuing an initial public offering in the second quarter of 2015 but reflected management’s belief that there remained significant risks to both the achievement of an initial public offering

CONFIDENTIAL TREATMENT REQUESTED BY FITBIT, INC.

FITBIT-04

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 19, 2015

and the ultimate valuation of the Company in the event of a successful initial public offering. The valuation also reflected a non-marketability discount of 15%, determined by performing both option-based analyses and a restricted stock study comparative analysis, which the Company believed to be appropriate based on the status and progress of its preparations for the Offering.

For financial reporting purposes for the stock options granted in February 2015, the Company applied a straight-line calculation between the fair value of $11.06 per share determined in the valuation as of December 31, 2014 and the fair value of $18.85 per share determined in the valuation as of March 15, 2015 to determine the fair value of the Company’s common stock for financial reporting purposes on the respective grant dates. Based on these calculations, the Company assessed the fair value of its common stock for financial reporting purposes to be $16.01 and $17.17 per share for stock options granted on February 16, 2015 and February 27, 2015, respectively.

March 2015 Grants

The Board granted stock options and RSUs on March 23, 2015. The March 2015 stock options and RSUs were granted by the Board with an exercise price (in the case of the stock options) of $18.85 per share, and a fair value for financial reporting purposes of $18.85 per share. The exercise price was determined based in part on a third-party valuation report that the Company received in mid-March 2015 from its independent third-party valuation specialist, which concluded that, as of March 15, 2015, the fair market value of the Company’s common stock was $18.85 per share. In determining the fair value of the Company’s common stock, the valuation report used the income approach and the market approach valuation methods and allocated the equity value to each class of equity securities outstanding using the OPM. The income approach employed was a discounted cash flow analysis, while the market approach involved the performance of a guideline public company analysis. The valuation continued to use an equal weighting of the value indications provided by the discounted cash flow analysis and the guideline public company analysis based on a peer group of companies listed in Appendix A hereto. The valuation reflected management’s continued belief of strong growth in the Company’s operating results, including an anticipated increase in the Company’s growth during 2015 and 2016 compared to the forecast used in the December 31, 2014 valuation due to the early success of products introduced by the Company in the fourth quarter of 2014. Actual sales of these new products exceeded management’s expectations due to strong adoption and actual revenue for the first quarter of 2015 was 84% higher than the forecast assumed in the December 31, 2014 valuation report. Moreover, the forecasted growth rate of revenue for 2015 compared to 2014 used in the March 15, 2015 valuation was approximately 30% higher than the growth rate used in the December 31, 2014 valuation. The March 15, 2015 valuation also took into account the high risks associated with the growth forecasted for 2015 and the Company’s dependence upon significantly increasing production volume for products introduced in the fourth quarter of 2014, as well as an expected increase in competition in the connected health and fitness market. Moreover, the valuation reflected the Company’s continued progress towards the Offering in the second quarter of 2015, including the confidential submission of the

CONFIDENTIAL TREATMENT REQUESTED BY FITBIT, INC.

FITBIT-05

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 19, 2015

Registration Statement with the Commission in early March 2015 and management’s belief that there remained significant risks to both the achievement of an initial public offering and the ultimate valuation of the Company in the event of a successful initial public offering. In light of the Company’s preparations for the Offering and input regarding market positioning from investment bankers, the Company decided to add certain publicly-traded consumer electronics and lifestyle brand companies as comparable peers for purposes of the guideline public company analysis in the March 15, 2015 valuation, more than doubling the peer companies. The valuation also reflected a non-marketability discount of 10%, determined by performing both option-based analyses and a restricted stock study comparative analysis, which the Company believed to be appropriate based on the status and progress of its preparations for the Offering. In light of the Preliminary Price Range, the Company believes that the fair value per share for financial reporting purposes for the March 2015 grants is reasonable, particularly given that the Preliminary Price Range does not reflect the non-marketability discount of 10%, which would suggest a value of $20.94 per share, which is within the Preliminary Price Range.

Grants Subsequent to March 31, 2015

In light of the Preliminary Price Range of $[***] to $[***] per share, the Company believes that a fair value for financial reporting purposes of $18.85 per share for the grants made in April and May 2015 is reasonable. However, the Company will monitor the Offering when it ultimately determines the fair value for financial reporting purposes when it prepares its financial statements for the three and six months ending June 30, 2015.

Difference in Fair Value Between December 2014 and February 2015 Grants and Preliminary Price Range

The Company believes the difference between the fair value of its common stock for the December 2014 and February 2015 grant dates, as determined by the Board, and the current Preliminary Price Range is the result of the following factors:

•	Continued and accelerating improvement in the Company’s performance, in particular, continued growth in the Company’s revenue that exceeded expectations, which caused the Company to increase its revenue forecasts used for the discounted cash flow analysis and thus contributed to increases in the Company’s valuations. In particular, in the fourth quarter of 2014, the Company introduced three new products which have had a significant, positive impact on its operating results primarily due to increases in revenue associated with sales of these new products, which increases were greater than initially expected by the Company’s management based on internal forecasts. As a demonstration of the magnitude of the growth of the Company’s business in recent periods, the Company’s revenue for the three months ended December 31, 2014 and March 31, 2015 were $370.2 million and $336.8 million, respectively, which represented an increase of 246% and 209%, respectively, over the corresponding periods in the prior fiscal year, and significant increases from the Company’s revenue of $108.8 million, $113.6 million, and $152.9 million in the three months ended March 31, 2014, June 30, 2014, and September 30, 2014, respectively.

[***] Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY FITBIT, INC.

FITBIT-06

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 19, 2015

•	The Preliminary Price Range necessarily assumes that the Offering has occurred and a public market for the Company’s common stock has been created, and therefore excludes any non-marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the Board’s fair value determinations. The discount for lack of marketability used in the valuation reports described above for the grants made in December 2014, February 2015 and March 2015, was 20%, 15% and 10%, respectively. The discount for lack of marketability was determined by performing both option-based analyses and a restricted stock study comparative analysis, and changes in the discount used were driven by the status and progress of the Company’s preparations for the Offering, and proximity of the valuation date to the anticipated date of the Offering.

•	The effect of the recent increases in the stock markets generally, including an increase of approximately 4% in the Dow Jones Industrial Average and an increase of approximately 8% in the Nasdaq Composite between the October 31, 2014 valuation date and May 18, 2015, as well as the prices of the common stock of the peer public companies.

•	In the October 31, 2014 and December 31, 2014 valuations, the Company had considered a group of comparable companies providing fitness equipment, fitness monitoring devices, and healthcare monitoring devices. However, as the Company began its preparations for the Offering, for subsequent valuations, it added high growth, public consumer electronics and lifestyle brand companies, such as GoPro, Inc., as comparable peers.

*******

CONFIDENTIAL TREATMENT REQUESTED BY FITBIT, INC.

FITBIT-07

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 19, 2015

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:	William Zerella, Chief Financial Officer
Andy Missan, Esq., Vice President, General Counsel, and Secretary
Fitbit, Inc.

Cynthia C. Hess, Esq.
James D. Evans, Esq.
Ran D. Ben-Tzur, Esq.
Fenwick & West LLP

Mark McCaffrey
PricewaterhouseCoopers LLP

Rezwan D. Pavri, Esq.
Richard A. Kline, Esq.
Goodwin Procter LLP

CONFIDENTIAL TREATMENT REQUESTED BY FITBIT, INC.

FITBIT-08

Appendix A

Valuation Report(s)	Peer Companies Used
October 31, 2014 and December 31, 2014	Nike, Inc. Garmin Ltd. OMRON Corporation Johnson Health Tech Co., Ltd. Brunswick Corporation Nautilus Inc.

March 15, 2015 and April 30, 2015

Nike, Inc.

Garmin Ltd.

OMRON Corporation

Johnson Health Tech Co., Ltd.

Brunswick Corporation

Nautilus Inc.

Apple Inc.

Dolby Laboratories, Inc.

GoPro, Inc.

TomTom NV

Skullcandy, Inc.

The Container Store Group, Inc.

Michael Kors Holdings Limited

Lululemon Athletica Inc.

Under Armour, Inc.

CONFIDENTIAL TREATMENT REQUESTED BY FITBIT, INC.

FITBIT-09